[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 25, 2021

VIA EDGAR

Deborah L. O’Neal
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Direct Lending Corp.
Registration Statement on Form 10
File Number 000-56231

Dear Ms. O’Neal:

We are in receipt of your comment letter dated January 8, 2021, regarding BlackRock Direct Lending Corp.’s (the “Company”) Registration Statement filed on Form 10 on December 10, 2020 (the “Registration Statement”). The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. The comments are set forth below and are followed by the Company’s response. These changes will be reflected in Amendment No. 1 to the Registration Statement, which the Company intends to file on or about the date hereof. Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

Legal Comments

Explanatory Note

Comment 1:
In regard to the illiquidity and manner of distribution of private BDCs, please add the disclosure below, if true, in bold and a larger font. We suggest the bullets also appear immediately above the signature line on the subscription agreement.

•	An investment in our shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

•	You should not expect to be able to sell your shares regardless of how we perform.

Deborah L. O’Neal January 25, 2021 Page 2
•	Since you are unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in the shares to develop.

•
Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

•
We will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest or repay principal. They may also be difficult to value and illiquid.

•
Investing in our stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Item 1A. Risk Factors” to read about the risks you should consider before buying shares of our stock, including the risk of leverage.

Response 1:	The Company has revised the disclosure as requested.

Comment 2:	Notwithstanding the disclosure on page 41 of the Registration Statement regarding the JOBS Act, please add the following language to the Explanatory Note:

a.
The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See “JOBS Act—This may increase the risk that material weaknesses or other deficiencies in the Company’s internal control over financial reporting go undetected.”

b.	The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

Deborah L. O’Neal January 25, 2021 Page 3
Response 2:	The Company has revised the disclosure as requested.

Forward-Looking Statements

Comment 3:
In listing the factors that may cause actual results to differ materially from the Company’s forward-looking statements, please consider including a statement regarding the discontinuation of LIBOR and transition to new reference rates.

Response 3:
The Company respectfully submits that the risks associated with the discontinuation of LIBOR are appropriately described under the heading “Risk Factors—LIBOR Risk” in the Registration Statement. The Company notes that, unlike issuers that may hold legacy instruments that fail to contemplate the discontinuation of LIBOR and face material risks associated with such instruments, the Company is recently formed and expects to invest in instruments that contain provisions intended to address the discontinuation of LIBOR and transition to new reference rates. Accordingly, the Company respectfully submits that highlighting the risks associated with the discontinuation of LIBOR under forward-looking statements would give undue prominence to that risk factor.

Item 1. Business

Investment Strategy

Comment 4:
The disclosure on page 3 states, “The Company expects to benefit from . . . investing in privately-originated, performing (emphasis added) senior secured debt . . . .” Please disclose in plain English what qualifies as a “performing senior secured debt.” Also make clear that the companies issuing this debt will generally be eligible portfolio companies as described in the Registration Statement.

Response 4:	The Company has revised the disclosure as requested.

Comment 5:	Disclose the maturity strategy and credit quality standards for the Company’s portfolio investments.

Response 5:	The Company has added disclosure stating that it may invest in portfolio investments of any maturity and credit quality.

Comment 6:
In the second paragraph, the disclosure states, “Company expects to hold positions in first lien, second lien and unitranche debt (emphasis added), with a preference for floating-rate debt, which the Investment Manager believes provides flexibility to adapt to changing market conditions.” We are aware that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. If the Company intends to invest in covenant-lite loans, please describe these loans and the extent to which the Company may invest in them; also, consider enhancing the risk disclosure of such loans.

Response 6:	The Company has added disclosure as requested.

Deborah L. O’Neal January 25, 2021 Page 4
Investment Process

Comment 7:
The disclosure on page 14 regarding the Company’s sustainable investment solutions states, “While providing sustainable investment solutions is not the focus of the Company, BlackRock currently manages a broad suite of investment solutions on behalf of its clients, in which sustainability themes are central to mitigating risk and enhancing long-term returns.” Please move the disclosure to the beginning of this section to clearly indicate to investors that the Company is not an ESG-focused fund.

Response 7:	The Company has revised the disclosure regarding sustainable investment solutions to clarify that the Company is not an ESG-focused fund.

Investment Management Agreement

Incentive Fee

Comment 8:
In the second paragraph, the disclosure states, “Notwithstanding the foregoing provision, the Company will not be obligated to pay any ordinary income incentive fee to the extent such amount would exceed 12.5% of the cumulative total return of the Company that exceeds an 6.857143% (emphasis added) annual return on daily weighted average unreturned capital contributions, plus all of the cumulative total return that exceeds a 6.0% annual return on daily weighted average unreturned capital contributions but is less than an 6.857143% annual return on daily weighted average unreturned capital contributions, less cumulative ordinary income and capital gains incentive compensation previously paid.” Please provide an explanation and demonstration of the incentive fee using the 6.857143%.

Response 8:
The Company has revised the examples of the incentive fee calculations as requested to clarify examples of where the cumulative total return of the Company exceeds an 6.857143% and where cumulative total return exceeds 6.0% but is less than an 6.857143%.

Deborah L. O’Neal January 25, 2021 Page 5
Comment 9:	Add a graphic depicting the incentive fee.

Response 9:	The Company has added a graphic depicting the incentive fee as requested.

Comment 10:	Please bolster the disclosure for investors by adding, adjacent to this section, a fee table that conforms to requirements of Item 3 of Form N-2.

Response 10:	The Company has added the requested disclosure.

Comment 11:
Add an example about the costs and expenses of the Company that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. In the explanatory paragraph following the example, include a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ ___ $ ___ $ ___ $ ___.”

Response 11:	The Company has added the requested example.

The Administrator

Comment 12:
Please add disclosure about how the board of directors will ensure that fees payable under the Administrative Agreement to the affiliates of the Investment Manager are reasonable in light of the services provided. This should include a discussion of the board’s role in determining how administrative expenses are allocated among the Company and any affiliates of the Investment Manager and how the expenses compare to the cost of obtaining similar services from a third-party.

Response 12:	The Company has added the requested disclosure.

U.S. Federal Income Tax Matters

Failure to Qualify as a RIC

Comment 13:	Disclose that a return of capital distribution is a return to shareholders of a portion of their original investment in the Company, and does not represent income or capital gains.

Response 13:	The Company has revised the disclosure as requested.

Deborah L. O’Neal January 25, 2021 Page 6
Item 1A. Risk Factors

Defaults by Shareholders

Comment 14:	Explain to the staff how the Company will cover its unfunded commitments in accordance with Rule 18f-4 of the Investment Company Act of 1940.

Response 14:
Pursuant to Rule 18f-4(e)(1), the Company will not enter into any unfunded commitment agreements unless the Company has a reasonable belief, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. To the extent the Company enters into an unfunded commitment agreement under Rule 18f-4(e)(1), the Company will document the basis for its reasonable belief, and maintain a record of such documentation, pursuant to Rule 18f-4(e)(2).

In forming the reasonable belief required by Rule 18f-4(e)(1), the Company may consider, among other factors, its cash and liquid securities holdings, its ability to draw on Credit Facility Debt, its ability to call capital pursuant to the capital commitment obligations of Company shareholders, its ability to liquidate investments, and anticipated repayments and prepayments on its portfolio investments.

Comment 15:	Please prominently describe, using bold or italicized font, the adverse consequences of investors who default on their obligation to make a capital contribution.

Response 15:	The Company has revised the disclosure as requested.

Nature of Company Investments

Equity Securities

Comment 16:
Please confirm that the Company does not intend to issue debt securities (other than the Notes described on page 18 of the prospectus) or preferred stock within a year of the effective date of the Registration Statement, or add appropriate disclosure.

Response 16:
The Company confirms that it does not intend to issue debt securities (other than the Notes described in the prospectus) or preferred stock within a year of the effective date of the Registration Statement. In addition, as described under “Item 1. Business – Leverage” and “Item 1. Business. – Credit Facility Debt” the Company may obtain Credit Facility Debt, secured by an assignment to the lender of the Company’s right to call Shareholders’ Capital Comments, in order to finance investments or pay expenses with borrowings in lieu of, or in advance of, calling capital contributions, in an amount not to exceed 90% of the aggregate Capital Commitments to the Company.

Deborah L. O’Neal January 25, 2021 Page 7
Potential Implications of Brexit

Comment 17:	In light of current events (e.g., December 31, 2020 has passed), consider whether this disclosure should be updated.

Response 17:	The Company has updated the disclosure as requested.

Risks Associated with Total Rate of Return Swaps and other Credit Derivatives

Comment 18:	To the extent the Company engages in Structured Product Transactions, please confirm that the Company will comply with Rule 18f-4 of the Investment Company Act of 1940.

Response 18:
The Company does not anticipate that engaging in Structured Product Transactions will be a significant part of its strategy. Nevertheless, to the extent the Company engages in Structured Product Transactions, it will comply with Rule 18f-4. Presently, the Company anticipates that to the extent it engages in Structured Product Transactions, it will qualify for the limited derivatives user exception under Rule 18f-4(c)(4). The Company has added disclosure to the risk factors regarding Rule 18f-4.

Impact of Disease Epidemics

Comment 19:
We note the disclosure on page 68 describing potential disruptive impacts that COVID-19 may have on the Company and its ability to achieve its investment objective. Given the disruptions caused by COVID-19 and responses to it, and with a view to enhanced strategy disclosure, please tell us whether your investment analysis, diligence and monitoring process has changed. For example:

a.	Has COVID-19 caused the Investment Manager to rethink the data and models it historically relied on when making investment decisions?

b.	How is the Investment Manager distinguishing transitory versus secular business disruptions when making investment decisions?

c.	Does the Investment Manager believe historical investment trends and data relationships will continue, and if not, how is the Investment Manager repositioning its analyses in response?

Deborah L. O’Neal January 25, 2021 Page 8
d.	Has COVID-19 caused the Investment Manager to reconsider making allocations to particular industries or sectors and/or the types of deal terms it negotiates?

e.	Have deal terms and documentation changed and if so, how? For example, what sorts of adjustments or addbacks for COVID-19-related or other impacts are being included in loan agreements?

f.	Has the potential inability to conduct in-person due diligence impacted the number of investment options available and the Investment Manager’s overall comfort level with certain allocation types?

These are examples only. Our comment seeks to understand how recent events affect your investment operations and process as this may affect your investments in a way that should be reflected in your disclosure. Please explain and revise as necessary.

Response 19:
The Company respectfully notes that it commenced operations following the onset of the COVID-19 pandemic and therefore has not been subject to, and does not anticipate any, changes to its strategy or to the Investment Manager’s investment processes with respect to the Company in response to the impacts of COVID-19. Respectfully, the Company believes the Registration Statement includes appropriate disclosure regarding the risks associated with COVID-19.

The extent to which COVID-19 and related global economic disruptions affect the Investment Manager’s business, results of operations and financial condition, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties (including new financial regulation and other regulatory reform) in response to the pandemic, and the effects on the Investment Manager’s products, clients, vendors and employees. The Investment Manager continues to actively manage its business to respond to the impact of COVID-19.

As a result of the COVID-19 pandemic, substantially all of the Investment Manager’s personnel were required to stay away from BlackRock’s offices, necessitating a work from home (“WFH”) environment. We believe that BlackRock’s technological capabilities (including the ability to remote login, virtual private networks, mobile devices and audio/video teleconferencing capabilities) significantly mitigated the adverse impact that could have resulted from employees not being able to work from the offices. Even though several BlackRock offices are now open in a controlled environment, a large percentage of BlackRock employees continue to work from home, keeping health and safety requirements (as well as local regulations) in mind. The Investment Manager believes its teams have been very highly engaged and involved in executing their respective responsibilities in the WFH environment.

Deborah L. O’Neal January 25, 2021 Page 9
The Investment Manager believes that the opportunity set in U.S. direct lending has continued to expand in recent months as a wider range of middle market borrowers have tapped the market for financing needs on the back of a broader “restart” of economic activity. Whereas the opportunity set in the first half of 2020 tended to focus on providing liquidity solutions to high quality borrowers weathering the COVID-19 market disruption, more recently the Investment Manager has seen a broader opportunity set returned to the market.

The Investment Manager has been an active market participant while remaining highly selective and leveraging its proprietary industry focused model to closely evaluate market and company-specific risk in an effort to ensure new investments have ample downside protection.

Even as the financing market has provided more opportunities for direct lenders in recent months, the Investment Manager believes that a period of heightened uncertainty continues. Therefore, the Investment Manager monitors for additional waves of COVID-19 market volatility as well as the corresponding policy implications from the incoming U.S. presidential administration.

In structuring the Company and designing and implementing its investment strategies, the Investment Manager took these and market factors into consideration to develop an investment strategy designed to pursue the Company’s investment objective in current and anticipated market environments.

Item 2. Financial Information

Distributions

Comment 20:
Please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Company’s income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

a.
The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

Deborah L. O’Neal January 25, 2021 Page 10
b.	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c.
Market prices of zero-coupon of PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

d.
Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

e.	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

f.	Even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual payment is due at the maturity of the loan; and

g.	Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

Response 20:
The Company has considered its disclosure in light of the nature of its anticipated income and respectfully submits that its current disclosure, including under the heading “U.S. Federal Income Tax Matters—Company Investments” and “Risk Factors—Certain Tax Risks—Recognition of Taxable Income Before or Without Receiving Cash Representing Such Income,” is adequate in light of its anticipated portfolio investments.

Item 11. Description of Registrant’s Securities to be Registered

Comment 21:
Other than the Notes described on page 92 of the Registration Statement, please confirm that the Company does not intend to issue debt securities or preferred stock within a year after the effective date of the Registration Statement, or add appropriate disclosure.

Response 21:
The Company confirms that it does not intend to issue debt securities (other than the Notes described in the prospectus) or preferred stock within a year of the effective date of the Registration Statement. In addition, as described under “Item 1. Business – Leverage” and “Item 1. Business. – Credit Facility Debt” the Company may obtain Credit Facility Debt, secured by an assignment to the lender of the Company’s right to call Shareholders’ Capital Comments, in order to finance investments or pay expenses with borrowings in lieu of, or in advance of, calling capital contributions, in an amount not to exceed 90% of the aggregate Capital Commitments to the Company.

Deborah L. O’Neal January 25, 2021 Page 11
ACCOUNTING COMMENTS

Item 15. Financial Statements and Exhibits

Comment 22:	Please provide actual, rather than forms of, the various documents listed in this section.

Response 22:
The Company will file as exhibits actual, rather than forms of, its Investment Management Agreement, Administration Agreement, Custody Agreement, Loan Services Addendum to Custody Agreement, Organizational Cost Agreement and License Agreement.

Comment 23:	The Financial Statement should be supplemented with notes regarding the Company’s related party agreements and its contingencies.

Response 23:
The Company confirms that following the commencement of operations of the Company, its future Financial Statement will include notes regarding the Company’s related party agreements and contingencies in accordance with applicable GAAP requirements.

Comment 24:	Please confirm that the Company’s offering costs will be accounted for as a deferred charge until operations begin; and thereafter, be amortized over 12 months on a straight-line basis.

Response 24:
The Company confirms that offering costs will be accounted for as a deferred charge until operations begin; and thereafter, costs incurred to organize the Company will be expensed as incurred. Offering costs will be accumulated and charged directly to Net Assets during the period in which Common Shares will be offered.

Deborah L. O’Neal January 25, 2021 Page 12
If you have any questions or comments or require any additional information in connection with the above, please telephone me at (312) 407-0641 or Michael K. Hoffman at (212) 735-3406.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:          Keith A. O’Connell, Branch Chief
Michael J. Spratt, Assistant Director
Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom, LLP
Elizabeth Greenwood, General Counsel and Secretary of the Company